UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                  Primus Telecommunications Group, Incorporated
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   741929 103
                                   ----------
                                 (CUSIP Number)

                                 March 27, 2002
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                         -----------------
CUSIP No.  741929 103                     13G                  Page 2 of 6 Pages
----------------------                                         -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Warburg, Pincus Investors, L.P.                   I.D. No. 13-3549187
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
---------- ---------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           -0-
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No.  741929 103                     13G                  Page 3 of 6 Pages
----------------------                                         -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Warburg, Pincus & Co.                             I.D. No. 13-6358475
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
---------- ---------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           -0-
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No.  741929 103                     13G                  Page 4 of 6 Pages
----------------------                                         -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
                                                             I.D. No. 13-3536050
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
---------- ---------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           -0-
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13G amends the Schedule 13G initially filed February 11, 1999 (the "Original Schedule 13G") on behalf of Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co, LLC), a New York limited liability company ("WP LLC"). The Original Schedule 13G relates to the common stock, par value $0.01 per share, of Primus Telecommunications Group, Incorporated, a Delaware corporation.

     All references in the Original Schedule 13G to E.M. Warburg, Pincus & Co., LLC and EMW LLC shall hereinafter refer to Warburg Pincus LLC and WP LLC, respectively.

Item 4. Ownership
-----------------

     Item 4 of the Original Schedule 13G is hereby amended by deleting such item in its entirety and replacing it with the following:

     Ownership of WPI
     ----------------
     (a)  Amount beneficially owned: -0-
     (b)  Percent of class: -0-
     (c)  Number of shares as to which the person has:
              (i)    Sole power to vote or to direct the vote: -0-
              (ii)   Shared power to vote or to direct the vote: -0-
              (iii)  Sole power to dispose or to direct the disposition: -0-
              (iv)   Shared power to dispose or to direct the disposition: -0-

     Ownership of WP
     ---------------
     (a)  Amount beneficially owned: -0-
     (b)  Percent of class: -0-
     (c)  Number of shares as to which the person has:
              (i)    Sole power to vote or to direct the vote: -0-
              (ii)   Shared power to vote or to direct the vote: -0-
              (iii)  Sole power to dispose or to direct the disposition: -0-
              (iv)  Shared power to dispose or to direct the disposition: -0-

     Ownership of WP LLC
     -------------------
     (a)  Amount beneficially owned: -0-
     (b)  Percent of class: -0-
     (c)  Number of shares as to which the person has:
              (i)    Sole power to vote or to direct the vote: -0-
              (ii)   Shared power to vote or to direct the vote: -0-
              (iii)  Sole power to dispose or to direct the disposition: -0-
              (iv)   Shared power to dispose or to direct the disposition: -0-

Item 5. Ownership of Five Percent or Less of a Class
------  --------------------------------------------

     Item 5 of the Original Schedule 13G is hereby amended by deleting such item in its entirety and replacing it with the following:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2002                  WARBURG, PINCUS INVESTORS, L.P.

                                     By:  Warburg, Pincus & Co., General Partner

                                     By: /s/ Scott A. Arenare
                                         ------------------------------
                                         Scott A. Arenare, Partner


Dated:  May 7, 2002                  WARBURG, PINCUS & CO.

                                     By: /s/  Scott A. Arenare
                                         ------------------------------
                                         Scott A. Arenare, Partner


Dated:  May 7, 2002                  WARBURG PINCUS LLC

                                     By: /s/  Scott A. Arenare
                                         ------------------------------
                                         Scott A. Arenare, Member